Exhibit 99.1

Melco Announces Developments in Relation to Mocha Clubs and Grand Dragon Casino

MACAU, June 09, 2025 (GLOBE NEWSWIRE) — Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner and operator of integrated resort facilities in Asia and Europe, announced that, after considering the Company’s overall development strategy and in accordance with Macau law, Grand Dragon Casino and three Mocha Clubs, namely Mocha Hotel Royal, Mocha Kuong Fat and Mocha Grand Dragon Hotel, will cease operations before the end of 2025. The employees working at these venues will be assigned to work at other properties of the Company in Macau, which will secure continued employment for these employees within their current job duties. Gaming tables and electronic gaming machines operating at the above-mentioned affected venues will also be reallocated to, and continue operations at, other casinos or gaming areas of the Company in Macau.

In addition, the Company will apply for the relevant authorizations and approvals from the Macau SAR government for three Mocha Clubs, namely Mocha Inner Harbour, Mocha Hotel Sintra and Mocha Golden Dragon, to continue operations after December 2025, subject to compliance with all legal and regulatory requirements.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) changes in the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (ii) local and global economic conditions, (iii) capital and credit market volatility, (iv) our anticipated growth strategies, (v) risks associated with the implementation of the amended Macau gaming law by the Macau government, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates City of Dreams (www.cityofdreamsmacau.com) and Altira Macau (www.altiramacau.com), integrated resorts located in Cotai and Taipa, Macau, respectively. Its business also includes the Grand Dragon Casino, a casino located in Taipa, Macau and Mocha Clubs (www.mochaclubs.com), the largest non-casino based operator of electronic gaming machines in Macau. In addition, the Company operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, the Company operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company operates City of Dreams Mediterranean, an integrated resort in Limassol, in the Republic of Cyprus (www.cityofdreamsmed.com.cy) and licensed satellite casinos in other cities in Cyprus (the “Cyprus Casinos”). For more information about the Company, please visit www.melco-resorts.com.

The Company is majority owned by Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, which is in turn majority owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com